SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: October 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F] Form 20-F  ☒   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934] Yes  ☐    No  ☒

This Report on Form 6-K contains:

- Adecco SA Q3, 2003 (Media Release with figures as per 28 September 2003)

MEDIA RELEASE

Third quarter net income before amortisation up 28% in EURO year over year, up 34% in local currency

Highlights:

•	Group Sales for the third quarter down 3% at EUR 4.2 billion (up 2% in local currency); operating income before amortisation up 19% at EUR 163 million (up 25% in local currency); NIBA[1] up 28% at EUR 105 million (up 34% in local currency)

•	Group Sales for the 9 months down 6% at EUR 12.1 billion (up 1% in local currency); operating income before amortisation up 5% at EUR 411 million (up 14% in local currency); NIBA[1] up 17% at EUR 257 million (up 26% in local currency)

•	Group operating costs for the third quarter down 15% (down 9% in local currency) due to continued tight cost control in all operational areas resulting in further productivity improvements

•	Operational gearing continues to improve at Group level in the third quarter demonstrated by growth in operating income before amortisation of 25% on a revenue increase of 2%, all in local currency

•	Cash-flow generated from operations was EUR 291 million for the 9 months, up from EUR 199 million last year

•	Net debt reduced by EUR 93 million during the quarter and EUR 319 million from the beginning of the year, a reduction of 23%, to EUR 1.1 billion

•	Under US GAAP operating income for the 9 months was EUR 408 million (EUR 387 million in 2002) and net income for the same period was EUR 254 million (EUR 216 million in 2002)

•	Currency effects reduced reported sales, operating income before amortisation and NIBA[1] by 5%, 6% and 6% respectively in the third quarter

CHESEREX, SWITZERLAND, October 22, 2003—Commenting on the results Jérôme Caille, Adecco Group Chief Executive Officer said:

“I am again pleased with the results we have achieved this quarter, measured in local currency. We have extended the improvement in operational gearing across the Group, converting a 2% growth in sales into an operating profit increase of 25%, measured in local currency. The economic environment remains challenging but we are pleased to have achieved the return to positive sales growth that we had in the first quarter. We have also maintained our focus on reducing operating costs producing a further improvement in operating margin quarter over quarter of 40 basis points to 3.8%.”

Sales

Group sales for the third quarter were up 2% year on year in local currency at EUR 4,249 million, but sales were down 3% in EUR due to adverse exchange rate movements.

In the Adecco Staffing division, which represented 90% of group revenues, sales grew by 3% in local currency. Sales in Europe were up 1% with growth in France, Spain, Italy and the UK offset by declines in Netherlands, Germany, Switzerland and Belgium.

In North America, sales were up 3%, principally due to the USA where sales grew by 4%.

In Asia/Pacific sales were up 11%, with a 12% increase in Japan.

[1]	Net income before amortisation

In the Ajilon Professional Division, which represented 9% of group revenues, sales were down by 4% in local currency, down 12% in EUR, but continued narrowing the sales gap compared with 2002.

In the LHH/Career Services Division, which represented 1% of group sales, sales were down by 11% in local currency, down 21% in EUR reflecting the reduction in demand for outplacement services expected at this stage of the economic cycle.

Gross Margin

Overall this quarter gross margins came in lower than last year, mainly due to mix change, currency change and continued low margins in the USA. At the Group level, gross margin was down by 107 basis points (bp) to 16.7% from 17.8% in the third quarter of 2002.

Of this difference 15bp was due to currency mix changes and 17bp from changes in business mix among the divisions; lower average fees mainly due to mix changes for permanent placement accounted for 20bp of the difference and lower temporary staffing margins accounted for 55bp (of which 34bp attributable to US Adecco Staffing, mainly where additional costs for worker’s compensation and state unemployment insurance were incurred and 21bp due to all other changes, including the mix of higher and lower margin business).

Operating Costs

The Group reduced operating costs this quarter by 9% when measured in local currency and by 15% when measured in EUR. The ratio of operating costs to sales this quarter improved to 12.9% of sales compared with 14.7% last year. We have reduced full time equivalents (FTE) by around 2,500 or 8% from year ago levels despite servicing about the same volume of business, reducing the branch network by only 3%, and thus improving productivity. We have also maintained tight control over all other operating costs.

Operating Income before Amortisation

Operating income before amortisation was EUR 163 million this quarter, up 25% in local currency, representing a return on sales of 3.8%, which is 70 basis points better than last year’s level. Operating income before amortisation measured in EUR was up 19% due to adverse currency changes.

NIBA1

NIBA1 increased in the quarter by 34% in local currency over last year to EUR 105 million.

Interest expense reduced by EUR 5 million due to the reduced level of debt and lower financing costs.

The tax rate provision this quarter was 27% compared with 29% in the third quarter of 2002.

NIBA1 measured in EUR was up 28%.

Net Debt and Cash Flow

Net debt at the end of the quarter was EUR 1,090 million, including off-balance sheet debt. This represented a reduction of EUR 93 million during the quarter and a reduction of EUR 319 million or 23% from the level at the beginning of the year. Strong cash flow from operations of EUR 106 million in the third quarter contributed to this reduction.

Felix Weber, Adecco Group Chief Financial Officer, commented: “We further reduced our cost base by 9% in local currency this quarter building on the 2% and 6% reductions achieved in Q1 and Q2. Strong operating cash flow of EUR 291 million contributed to the reduction of net debt, which year to date has now been cut by EUR 319 million to only EUR 1.1 billion. We are effectively managing our working capital and have reduced DSO by 1 day to 59 days compared to last year”

Adecco Staffing Division

Adecco Staffing is the number 1 in the world, ranked number 1 in 11 of the 13 most important staffing markets.

This quarter, we again managed to extend operating gearing converting sales growth of 3% in local currency into a profit improvement of 20% (sales down 2% and profit up 16% in EUR, respectively), despite the pressure on gross margin.

•	Adecco France achieved a turnaround in sales with 3% growth compared with a decline of 3% in the previous quarter, principally due to market share gains. Profitability continued to improve due to maintained gross margins and further cost reductions.

•	Sales in Adecco USA grew by 4% in local currency (down 9% in EUR), but profitability was again affected by higher costs for workers compensation and unemployment insurance. Operating costs have been further reduced but these reductions do not cover the loss of gross margin.

•	Adecco UK sales were up 5% and profits were ahead of last year

•	Adecco Japan gained market share with sales growth of 12% in local currency (down 2% in EUR) and demonstrated operational gearing with 18% growth in profit in local currency (up 3% in EUR).

•	Adecco Italy sales were up 5% in EUR, a significant improvement over the previous quarter.

•	In Germany, one of the key markets for the future, sales were down by 8% but profitability improved significantly from last year’s levels. We also continued to lead industry efforts towards a more favorable regulatory environment.

•	Adecco Spain sales growth slowed to 2% due to seasonal factors whilst operational gearing was maintained with gross margin up 3%, costs down 17% and profit up by 46%.

Ajilon Professional Division

Ajilon Professional is ranked world number 3 in the professional staffing market.

Ajilon continued to close the sales gap measured in local currency with sales for the quarter down 4% compared to last year at EUR 390 million. Operating income before amortisation was down 7% in local currency at EUR 14 million (down 18% in EUR).

LHH/Career Services Division

Lee Hecht Harrison (LHH) is ranked number 2 in the world outplacement and career services market. This division contributed 11% of group profit on only 1% of group sales in the nine months. Sales for the quarter of EUR 47 million were 11% less in local currency (21% in EUR). We cut operating costs by 10% (20% in EUR) and thereby limited profit reduction to 13% in local currency (24% in EUR) at EUR 14 million.

jobpilot /e-HR Services Division

At jobpilot, we achieved a breakeven result with a positive sales and profit growth in the last month of the quarter. We continue to develop and leverage successfully synergies with other Adecco Group companies.

Accounting for Stock-Based Compensation

Effective for the current year Adecco will adopt Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”. For future stock-based compensation transactions such as grants of stock options or restricted stock this change in accounting policy will result in expenses being amortised through the income statement over the vesting period. The effect of this change on the financial statements for the first 9 months was not material.

Outlook

The outlook for the world economy remains uncertain. We have continued to reduce cost in response to gross margin decline and have thereby improved profitability. We will continue to fine tune our operating cost structure in response to changes in the marketplace but will do so without damaging our branch network or endangering our market position. Our strategy in these conditions is to leverage our strong market presence and low cost infrastructure to grow market share and drive sales.

US GAAP Results

For the nine months ended September 28, 2003, the Adecco Group reported under US Generally Accepted Accounting Principles (US GAAP) revenues of EUR 12.1 billion, operating income of EUR 408 million, which includes EUR 3 million amortisation of intangibles and a net income of EUR 254 million.

According to Chief Financial Officer, Felix Weber, “Adecco continues to consider operating income before amortisation and net income before amortisation (NIBA) to be the most relevant benchmarks of the Adecco Group’s financial performance, as management believes that this represents a better measurement of the operational performance.

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Adecco Group’s actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Adecco Group’s reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Adecco Group’s results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which the Adecco Group operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates. In addition,the market price of the Company’s stock may bevolatile fromtime to time as a result of, among other things: the Adecco Group’s operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 5,800 offices in 67 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHHCareer Services encompasses our portfolio of outplacement and coaching; Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts at Adecco m & c:

Corporate Investor Relations	Chief Financial Officer
investor.relations@adecco.com or ++41 1 878 8884	felix.weber@adecco.com or ++41 1 878 8880

Selected Financial Highlights

EUR millions

	Three months ended		% change		Nine months ended		% change
	September 28, 2003	September 29, 2002	EUR	Constant	September 28, 2003	September 29, 2002	EUR	Constant
Net service revenues	4,249	4,385	-3%	2%	12,115	12,821	-6%	1%
Operating income before amortisation	163	137	19%	25%	411	390	5%	14%
Net income before amortisation	105	82	28%	34%	257	219	17%	26%
Net income	104	80			254	216
Net income per share
Basic					1.36	1.16
Diluted					1.34	1.14
Net income per share before amortisation
Basic					1.38	1.18
Diluted					1.36	1.16
Weighted average shares					186,703,342	186,495,125
Diluted shares					193,453,847	192,934,530

Net income before amortisation is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, net income before amortisation does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies.

Net Service Revenue by Division and Geographical Split

Net Services Revenues

EUR millions

	Three months ended		% Change
	September 28, 2003	September 29, 2002	EUR	Constant
By Division
Adecco Staffing	3,806	3,875	-2%	3%
Ajilon Professional	390	445	-12%	-4%
Career Services	47	59	-21%	-11%
e - HR & Others	6	6	12%	11%

Total	4,249	4,385	-3%	2%

By Region
Europe	2,771	2,772	0%	1%
North America	976	1,104	-12%	0%
Asia Pacific	407	404	1%	10%
Rest of World	95	105	-9%	5%

Total	4,249	4,385	-3%	2%

Net Services Revenues EUR millions	Nine months ended		% Change
	September 28, 2003	September 29, 2002	EUR	Constant
By Division
Adecco Staffing	10,734	11,169	-4%	2%
Ajilon Professional	1,196	1,430	-16%	-6%
Career Services	166	212	-22%	-8%
e - HR & Others	19	10	99%	98%

Total	12,115	12,821	-6%	1%

By Region
Europe	7,712	7,857	-2%	0%
North America	2,912	3,407	-15%	2%
Asia Pacific	1,202	1,202	0%	10%
Rest of World	289	355	-19%	9%

Total	12,115	12,821	-6%	1%

Additional information available upon request.

PRESS RELEASE—Annexes

Consolidated Statements of Operations

EUR millions

	Three months ended		% change		Nine months ended		% change
	September 28, 2003	September 29, 2002	EUR	Constant	September 28, 2003	September 29, 2002	EUR	Constant
Net service revenues	4,249	4,385	-3%	2%	12,115	12,821	-6%	1%
Direct costs of services	(3,538)	(3,604)			(10,033)	(10,501)

Gross Margin	711	781			2,082	2,320
%	16.7%	17.8%			17.2%	18.1%
Selling, general & admin expenses	(548)	(644)			(1,671)	(1,930)
%	12.9%	14.7%			13.8%	15.1%

Operating income before amortisation	163	137	19%	25%	411	390	5%	14%
%	3.8%	3.1%			3.4%	3.0%
Interest income	2	2			7	8
Interest expense	(21)	(25)			(61)	(85)
Other expense	—	2			(5)	(4)
Provision for income taxes	(39)	(34)			(95)	(90)

Net income before amortisation	105	82	28%	34%	257	219	17%	26%
%	2.5%	1.9%			2.1%	1.7%
Amortisation of intangibles	(1)	(2)			(3)	(3)

Net income	104	80			254	216

Net income per share
Basic					1.36	1.16
Diluted					1.34	1.14
Net income per share before amortisation
Basic					1.38	1.18
Diluted					1.36	1.16
Weighted average shares					186,703,342	186,495,125
Diluted shares					193,453,847	192,934,530

Net income before amortisation is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, net income before amortisation does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies.

PRESS RELEASE—Annexes

Net Service Revenues and Contribution* by Division & Geographical Segment

Q3 2003

(in EUR millions)

	Net Services Revenues				Contribution*
	2003	2002	Variance %		2003	2002	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing
Europe	2,570	2,556	0	1	138	108	27	29
North America	764	838	-9	3	7	12	-42	-35
Asia Pacific	377	376	0	11	16	17	-5	6
Rest of World	95	105	-9	5	2	3	-28	-16

Total	3,806	3,875	-2	3	163	140	16	20

Ajilon Professional
Europe	188	205	-8	-1	6	6	0	15
North America	172	212	-18	-8	8	11	-28	-19
Asia Pacific	30	28	9	3	0	0	-9	-14
Rest of World

Total	390	445	-12	-4	14	17	-18	-7

Career Services
Europe	7	5	42	45	2	1	634	694
North America	40	54	-27	-17	12	18	-32	-23
Asia Pacific
Rest of World

Total	47	59	-21	-11	14	19	-24	-13

e - HR & Others
Europe	6	6	12	11	-1	-3	n.m.	n.m.
North America
Asia Pacific
Rest of World

Total	6	6	12	11	-1	-3	n.m.	n.m.

Adecco Group Summary
By Division
Adecco Staffing	3,806	3,875	-2	3	163	140	16	20
Ajilon Professional	390	445	-12	-4	14	17	-18	-7
Career Services	47	59	-21	-11	14	19	-24	-13
e-HR & Others	6	6	12	11	-1	-3	n.m.	n.m.
By Region
Europe	2,771	2,772	0	1	145	112	30	33
North America	976	1,104	-12	0	27	41	-34	-25
Asia Pacific	407	404	1	10	16	17	-5	5
Rest of World	95	105	-9	5	2	3	-28	-16
Corporate Expenses					-27	-36

Total	4,249	4,385	-3	2	163	137	19	25

*Operating income before amortisation at Group level

PRESS RELEASE—Annexes

Net Service Revenues and Contribution* by Division & Geographical Segment

9 Months 2003

(in EUR millions)

	Net Services Revenues				Contribution*
			Variance %				Variance %
	2003	2002	EUR	Constant	2003	2002	EUR	Constant
Adecco Staffing
Europe	7,094	7,177	-1	0	328	270	21	22
North America	2,233	2,519	-11	6	13	36	-64	-57
Asia Pacific	1,118	1,118	0	11	48	46	5	17
Rest of World	289	355	-19	9	3	10	-72	-61

Total	10,734	11,169	-4	2	392	362	8	13

Ajilon Professional
Europe	575	652	-12	-5	15	13	18	37
North America	537	694	-23	-8	27	25	9	28
Asia Pacific	84	84	0	3	1	1	13	17
Rest of World

Total	1,196	1,430	-16	-6	43	39	12	30

Career Services
Europe	24	18	34	37	5	3	89	93
North America	142	194	-27	-12	46	67	-31	-17
Asia Pacific
Rest of World

Total	166	212	-22	-8	51	70	-27	-12

e - HR & Others
Europe	19	10	99	98	-2	-7	n.m.	n.m.
North America
Asia Pacific
Rest of World

Total	19	10	99	98	-2	-7	n.m.	n.m.

Adecco Group Summary
By Division
Adecco Staffing	10,734	11,169	-4	2	392	362	8	13
Ajilon Professional	1,196	1,430	-16	-6	43	39	12	30
Career Services	166	212	-22	-8	51	70	-27	-12
e - HR & Others	19	10	99	98	-2	-7	n.m.	n.m.
By Region
Europe	7,712	7,857	-2	0	346	279	24	26
North America	2,912	3,407	-15	2	86	128	-33	-19
Asia Pacific	1,202	1,202	0	10	49	47	5	17
Rest of World	289	355	-19	9	3	10	-72	-61
Corporate Expenses					-73	-74

Total	12,115	12,821	-6	1	411	390	5	14

*Operating income before amortisation at Group level

PRESS RELEASE—Annexes

Consolidated Balance Sheets

EUR millions

	September 28, 2003	December 29, 2002
ASSETS
Current assets
Cash and cash equivalents	986	212
Marketable securities	11	1
Trade accounts receivable, net	3,170	2,906
Other current assets	299	333

Total current assets	4,466	3,452
Property, equipment and leasehold improvements, net	362	435
Other assets	451	456
Intangibles, net	12	15
Goodwill, net	1,363	1,462

Total assets	6,654	5,820

LIABILITIES
Current liabilities
Short-term debt and current maturities of long-term debt	173	228
Accounts payable and accrued expenses	3,014	2,815

Total current liabilities	3,187	3,043
Long-term debt	1,878	1,335
Other liabilities	96	103

Total liabilities	5,161	4,481

SHAREHOLDERS’ EQUITY	1,493	1,339

Total liabilities and shareholders’ equity	6,654	5,820

PRESS RELEASE—Annexes

Consolidated Statement of Cash Flows

EUR millions

	Nine months ended
	September 28, 2003	September 29, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	254	216
Adjustments to reconcile net income to net cash and cash equivalents from operating activities:
Depreciation	98	105
Amortisation	3	3
Utilisation of restructuring reserve	(1)	(6)
Other charges	31	71
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(356)	(147)
Accounts payable and accrued expenses	219	(31)
Other current assets	50	4
Non-current assets and liabilities	(7)	(16)

Cash flows from operating activities	291	199

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net of proceeds	(45)	(78)
Acquisitions, net of cash acquired (jobpilot)	—	(59)
Other investing activities	(8)	(17)

Cash flows used in investing activities	(53)	(154)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase / (decrease) in short-term debt	(52)	(456)
Increase in long-term debt	584	391
Repayment of long-term debt	(8)	(98)
Dividends paid to shareholders	(75)	(129)
Common stock options exercised	3	13
Other financing activities	108	85

Cash flows used in financing activities	560	(194)

Effect of exchange rate changes on cash	(24)	(19)

Net increase / (decrease) in cash and cash equivalents	774	(168)
Cash and cash equivalents:
Beginning of period	212	373

End of period	986	205

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated:	22 October 2003	By:	/s/ Felix Weber
Felix Weber Chief Financial Officer

Dated:	22 October 2003	By:	/s/ Hans R. Brütsch
Hans R. Brütsch Corporate Secretary